Yummy Future Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and
December 31, 2023

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Yummy Future Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2024 and December 31, 2023   FS-4

    Income Statement for the year ended December 31, 2024 and December 31, 2023   FS-5

    Statement of Changes in Stockholders' Equity for the year ended December 31, 2024 and December 31, 2023   FS-6

    Statement of Cash Flows for the year ended December 31, 2024 and December 31, 2023   FS-7

    Notes and Additional Disclosures to the Financial Statements as of the year ended December 31, 2024 and December 31, 2023   FS-8




Independent Accountant's Review Report

January 27, 2025
To: Board of Directors of Yummy Future Inc.
Attn: Garrett Yan, CEO
Re: 2024-2023 Financial Statement Review– Yummy Future Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Yummy Future Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the period of January 1, 2023 through December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Yummy Future Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
January 27, 2025





YUMMY FUTURE, INC.
BALANCE SHEET
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,477	$ 38,624
Short-term investment	864,751	2,004,063
Prepaid expense and other current assets	-	26
Total Current Assets	869,228	2,042,713
Noncurrent Assets		
Property and equipment, net	375,297	125,828
Right-of-use assets	695,173	107,609
Security deposits	50,515	6,419
Total Noncurrent Assets	1,120,985	239,856
Total Assets	$ 1,990,213	$ 2,282,569
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Credit cards	$ 29,069	$ 8,089
Lease liability, current portion	156,744	35,802
Total Current Liabilities	185,813	43,891
Noncurrent Liabilities		
Lease liability, net of current portion	705,768	114,650
Shareholder loans, long-term	13,440	13,440
Total Noncurrent Liabilities	719,208	128,090
Total Liabilities	905,021	171,981
Stockholders' Equity		
Common stock, $0.0001 par value; 10,000,000 shares authorized; 9,200,000 shares issued and outstanding as of December 31, 2024 and 2023	920	920
Additional paid-in capital	81	81
SAFE Notes	3,693,485	3,693,485
Accumulated deficit	(2,609,294)	(1,583,898)
Total Stockholders' Equity	1,085,192	2,110,588
Total Liabilities and Stockholders' Equity	$ 1,990,213	$ 2,282,569

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
INCOME STATEMENT
For the years ended December 31, 2024, and 2023
(Unaudited)

	2024	2023
Revenues	$ 414,341	$ 59,490
Cost of Goods Sold	138,927	31,376
Gross Profit	275,414	28,114
Operating Expenses		
General and administrative	592,931	273,313
Salaries and wages	560,433	290,416
Research and development	155,192	78,364
Depreciation	58,617	41,431
Advertising and marketing	20,693	3,722
Professional services	7,728	23,456
Total Operating Expenses	1,395,594	710,702
Other Income (Expense)		
Interest income	94,784	82,110
Other expense	-	(600)
Total Other income	94,784	81,510
Net Loss	$ (1,025,396)	$ (601,078)

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 31, 2022	10,000,000	1,000	1	3,693,485	(982,820)	2,711,666
Reclassification of shares to reserve for stock options	(800,000)	(80)	80			-
Net loss					(601,078)	(601,078)
Balance as of December 31, 2023	9,200,000	920	81	3,693,485	(1,583,898)	2,110,588
Net loss					(1,025,396)	(1,025,396)
Balance as of December 31, 2024	9,200,000	920	81	3,693,485	(2,609,294)	1,085,192

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024, and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Loss	$ (1,025,396)	$ (601,078)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation	58,617	41,131
Right-of-use assets and lease liabilities	124,496	9,103
Changes in operating assets and liabilities:		
Prepaid and other current assets	26	(13)
Security deposits	(44,096)	-
Credit cards	20,980	(7,879)
Net cash used in operating activities	(865,373)	(558,436)
Cash Flows from Investing Activities		
Short-term investment	1,139,312	(41,981)
Property and equipment	(308,086)	(44,500)
Net cash generated from (used in) investing activities	831,226	(86,481)
Net change in cash and cash equivalents	(34,147)	(644,917)
Cash and cash equivalents at beginning of year	38,624	683,541
Cash and cash equivalents at end of year	$ 4,477	$ 38,624

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Yummy Future, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 6, 2018. The Company is a robotics company specializing in developing robotic solutions for the food and beverage industry.

The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.   The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents amounting to $4,477 and $38,624 as of December 31, 2024 and 2023, respectively.

YUMMY FUTURE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

Short-term Investment

Short-term investments are classified as either trading or available-for-sale securities and are recorded at fair value. Unrealized gains and losses on trading securities are recognized in earnings, while unrealized gains and losses on available-for-sale securities are recorded in other comprehensive income (OCI). Realized gains and losses are recognized in earnings upon sale, based on the specific identification method. If an investment is deemed impaired and the impairment is other than temporary, a loss is recognized in earnings. The Company has short-term investment as of December 31, 2024 and 2023 amounting to $864,751 and $2,004,063, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. The Company has prepaid expenses and other current assets amounting to nil and $26 as of December 31, 2024, and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset's cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

Depreciation is calculated using the double-declining balance method over the estimated useful lives of the assets. The Company's furniture and equipment are depreciated over 7 years, while leasehold improvements are depreciated over 39 years.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Revenue Recognition

YUMMY FUTURE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of contracts with our customers are satisfied. The Company generates revenue primarily through the sale of healthy food and beverages. Revenue is recognized at the point in time when control of the products transfers to the customer, typically upon delivery or at the point of sale.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024, and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

YUMMY FUTURE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2024	December 31, 2023
Furniture, fixtures and equipment	$ 321,006	$ 195,020
Leasehold improvements	182,100	-
Total	503,106	195,020
Less: Accumulated depreciation	(127,809)	(69,192)
Property and equipment, net	$ 375,297	$ 125,828

Depreciation expenses for the years ended December 31, 2024 and 2023 were $58,617 and $41,431, respectively.

NOTE 4 – LEASES

As of December 31, 2024, and 2023, the Company has multiple lease agreements, all of which are classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office spaces and other facilities necessary for business operations. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2024, and 2023, the right-of-use (ROU) assets were $695,173 and $107,609, respectively. Short-term lease liabilities as of December 31, 2024, and 2023, were $156,744 and $35,802, respectively. Long-term lease liabilities as of December 31, 2024, and 2023, were $705,768 and $114,650, respectively.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024 and 2023, by year and in the aggregate, are as follows:

YUMMY FUTURE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

	31-Dec-24	31-Dec-23
2024	$ -	$41,534
2025	192,032	45,044
2026	184,841	33,444
Thereafter	428,685	6,500
Total	$805,558	$126,522

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2022, the Company's issued and outstanding shares totaled 10,000,000. In 2023, the Company amended its certificate of incorporation to authorize and issue 9,200,000 shares of Class A common stock and 800,000 shares of Class B common stock. The Company reserved 800,000 shares of Class B common stock for stock options in 2023 and, therefore, had 9,200,000 issued and outstanding shares of Class A common stock as of December 31, 2024 and 2023.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $2,000,000 in Series interests. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through January 27, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.